Via Facsimile and U.S. Mail
Mail Stop 6010

July 16, 2007

Frank J. Bramanti
Chief Executive Officer
HCC Insurance Holdings, Inc.
13403 Northwest Freeway
Houston, Texas 77040-6094

Re: HCC Insurance Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File Number: 001-13790

Dear Mr. Bramanti:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief